FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Linsky, Robert (Last) (First) (Middle) c/o MTI Technology Corp 14661 Franklin Ave (Street) Tustin, CA 92780 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/14/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

MTI Technology Corporation
MTIC

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Sr. V.P. of Prod Mktg & Global Solutions
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	5000	I	Owned by spouse, Jody Linsky for the benefit of daughter, Kathryn Linsky

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Employee Stock Options (right to buy)	(i) / 12/27/12	Common Stock / 15000	0.38	D
Employee Stock Options (right to buy)	(ii) / 12/27/12	Common Stock / 100000	.38	D
Explanation of Responses:

(i) 12 month (1 year) vesting:
        One-twelfth (1/12) of the shares subject to the Option shall vest at the end of each month of Continuous Service commencing upon the Vesting Commencement Date, such that the Option will be one hundred percent (100%) vested after twelve (12) months of Continuous Service from the Vesting Commencement Date.

(ii) 24 month (2 year) vesting:
        One-half (1/2) of the shares subject to the Option shall vest twelve (12) months after the Vesting Commencement Date, and one-fourth (1/4) of the remaining unvested shares subject to the Option shall vest at the end of every three (3) month period thereafter, such that the Option will be one hundred percent (100%) vested after twenty-four (24) months of Continuous Service from the Vesting Commencement Date.

By:	Date:
/s/ Robert Linsky	04/23/2003
Robert Linsky
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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